January 13, 2006
VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed March 28, 2005
File Number 000-50574
Dear Mr. Rosenberg:
     On behalf of Symbion, Inc. (the “Company” or “Symbion”), attached as Schedule I is the Company’s response to the comments included in the staff’s letter, dated December 19, 2005, regarding the above-referenced Form 10-K.
     In connection with responding to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact myself at (615) 234-5901 or Teresa Sparks, Vice President of Finance, at (615) 234-5916 if you have any questions regarding the Company’s responses.

Very truly yours,
/s/ Richard E. Francis, Jr. Chairman and Chief Executive Officer

cc:	Kenneth C. Mitchell
J. Reginald Hill
James H. Nixon III

SCHEDULE I
Symbion, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2004
File No. 000-50574
Item 6. Selected Financial Data, page 26
1. Regarding “EBITDA less minority interest”, please tell us why eliminating minority interest is not prohibited by Item 10(e)(ii)(A) of Regulation S-K.
Response:
Item 10(e)(ii)(A) states that “A registrant must not exclude charges or liabilities that required, or will require, cash settlement, or would have required cash settlement absent an ability to settle in another manner, from non-GAAP liquidity measures, other than the measures of earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation, and amortization (EBITDA).”
In our business model, Symbion’s true liquidity measure is not EBITDA, but rather EBITDA less minority interests. Because Symbion’s surgery centers are typically owned by joint ventures in which Symbion is not the sole owner, Symbion believes that reducing consolidated EBITDA by the earnings attributable to the minority owners provides investors a more accurate picture of Symbion’s liquidity. If Symbion were to present only EBITDA, management believes that the Company could be misleading investors who may not be familiar with our business model. Investors could reach the conclusion that the entire EBITDA amount will be retained by Symbion, which is not the case. Management believes that the discussion in footnote (1) on pages 26 and 27 of the Form 10-K explains the usefulness of EBITDA less minority interests to investors. We believe that this type of disclosure is not what Item 10 of Regulation S-K was intended to prohibit.
Item 7. Management’s Discussion and Analysis of Financial Condition and ..., page 28
Critical Accounting Policies, page 30
Allowance for Contractual Adjustments and Doubtful Accounts, page 31
2. Please provide us the following in disclosure type format:
a.	For each period presented, quantify and discuss the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example, for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.
Response:
Symbion owns and operates surgery centers that provide non-emergency surgical procedures. Because the surgical procedures are non-emergency, the surgical procedures are scheduled in advance. The business office of the surgery center verifies the patient’s insurance carrier prior to the surgical procedure. The revenue and corresponding contractual adjustments are recorded based on established fee schedules in the agreements that the surgery center has entered into with third-party payors. These agreements with the third-party payors account for approximately 85% of Symbion’s total revenue. The remaining 15% of Symbion’s total revenue is recorded based on historical payment rates, relationships with payors and procedure statistics. Symbion records all contractual adjustments at the time of service, whether or not it has entered into an agreement with the third-party payors. Because we have the ability to verify the patient’s insurance coverage before services are rendered and because we have entered into contracts with third-party payors which account for a majority of Symbion’s total revenue, the out-of-period contractual adjustments are minimal. For 2003 and 2004, the Company’s total out-of-period contractual adjustments were less than 1% of the Company’s total allowance for contractual adjustments and doubtful accounts.
b.	Quantify and discuss the reasonably likely effects that a change in estimate of unsettled amounts from third-party payors, as of the latest balance sheet date, could have on your financial position and operations.
Response:
As mentioned above, the Company uses established fee schedules, historical payment rates, relationships with payors and procedure statistics to record receivables from third-party payors. While changes in estimated reimbursement from third-party payors remain a possibility, we expect that any such changes would be minimal and, therefore, not have a material effect on the Company’s financial position or results of operations.
c.	Provide an aging of accounts receivable, in comparative tabular format, by payor classification. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days, etc.) or some other reasonable presentation. At a minimum, indicate the past due amounts by payor classification.
Response:
Each of the Company’s surgery centers produces an aging schedule in 30-day increments by payor, physician and patient. Each surgery center is responsible for analyzing accounts receivable to ensure the proper collection and aged category. In managing the Company’s operations, the Company reviews the standard aging schedule, by surgery center, to determine the appropriate provision for doubtful accounts. The Company does not consolidate the aging by payor for management’s review. On a consolidated level, the Company determines the appropriate provision for doubtful accounts by monitoring changes in our consolidated accounts receivable by aged schedule, day’s sales outstanding and bad debt expense as a percentage of net revenue.
d.	If you have amounts that are pending approval from third-party payors, please disclose the balances of such amounts, where they have been classified in your aging buckets, and with what payor classification they have been grouped. If amounts are classified outside of self-pay, explain why this classification is appropriate and specify the historical percentage of amounts that get reclassified into self-pay.
Response:
Symbion recognizes that final reimbursement of outstanding accounts receivable is subject to final approval by each third-party payor. However, because Symbion has contracts with its third-party payors and verifies the insurance coverage of the patient before services are rendered, the amounts that are pending approval from third-party payors are minimal. Amounts are classified outside of self-pay if the Company has an agreement with the third-party payor or the Company has verified the patient’s coverage prior to services rendered. It is our policy to collect co-payments and deductibles prior to providing services. It is also our policy to verify a patient’s insurance 72 hours prior to the patient’s procedure. Because our services are non-emergency, our surgery centers have the ability to control these procedures. Symbion’s patient service revenues from self-pay for the twelve months ended December 31, 2004 and 2003 were 3.0% and 2.8%, respectively.
Professional and Liability Insurance Claims, page 33
3. Please provide us in disclosure-type format, consistent with Section V. of Financial Reporting Release 72, a discussion that quantifies the effect of reasonably likely changes in your assumptions of general and professional liability claims as page F-24 states that a change in one or more of these assumptions could materially change your financial position or results of operations.
Response:
Since 2003, Symbion has engaged Casualty Actuarial Consultants, Inc., an independent actuarial company, to perform an actuarial study for professional and liability insurance reserves for each year. The assumptions used in our estimate of general and professional liability expense pertain to, among other factors, unreported claims, actual claims history used to project future claims, and certain assumptions about claims of companies Symbion has acquired over the last few years. A change in one or more of the assumptions could have a material effect on the Company’s consolidated financial position or results of operations. However, Symbion cannot estimate the effect of a change in one or more of these assumptions because of the complexity of the variables included in the assumptions. The Company obtains an actuarial study twice per year to minimize the risk of material unanticipated changes in the assumptions.

Results of Operations, page 34
4. Regarding “adjusted net income”, please tell us why you believe that the prepayment charges are non-recurring when they were incurred during both 2003 and 2004 and why eliminating the charges are not prohibited by Item 10(e)(ii)(B) of Regulation S-K. In addition, please explain to us in disclosure-type format how eliminating the recorded provision (benefit) for income taxes and replacing it with a fixed 38.5% income tax results in a non-gaap measure that is useful to management by investors.
Response:
Prepayment Charges
 The only periods for which the Company recorded prepayment charges were the first quarter of 2004 and the third quarter of 2003. The prepayment charges were incurred because of two separate and distinctly different circumstances. The 2003 charge consisted of penalties we incurred in connection with refinancing debt during the third quarter of 2003. The 2004 charge consisted of penalties we incurred for prepaying all of our outstanding senior subordinated notes during the first quarter of 2004. The Company had the ability to prepay all of its outstanding senior subordinated notes with proceeds from Symbion’s initial public offering completed during the first quarter of 2004. Symbion has not incurred any other prepayment charges. Management’s intent in providing adjusted net income for the periods during which the prepayment charges were recorded was to present investors with comparative information that reflects recurring operating activity.
Income Taxes
Management believes that replacing both the 2002 and 2003 tax rates with a 38.5% tax provision is more useful to investors because investors can more accurately see the results of operations of the Company for those periods with a tax rate that is consistent with the current period (2004). As disclosed in Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in the Company’s Form 10-K for the year ended December 31, 2004, management expects that the Company’s tax rate will be 38.5% in the foreseeable future years. Accordingly, management believed it would be useful to present the 2002 and 2003 information with the effective tax rate of 2004 and the subsequent years for more effective comparison.